Exhibit 12.1

Providence Service Corporation

Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2008	2009	2010	2011	2012
Earnings:
Income (loss) before income taxes and minority interest	$(167,916,215)	$33,292,665	$41,291,503	$26,885,442	$16,692,780
Fixed charges	29,036,528	31,276,065	28,196,687	22,583,114	21,435,359

Earnings (losses)	$(138,879,687)	$64,568,730	$69,488,190	$49,468,556	$38,128,139

Fixed charges:
Interest expense	$19,578,404	$20,798,250	$16,267,881	$10,206,032	$7,639,559
Interest element of rentals	9,458,124	10,477,815	11,928,806	12,377,082	13,795,800

Fixed charges	$29,036,528	$31,276,065	$28,196,687	$22,583,114	$21,435,359

Ratio of earnings (losses) to fixed charges(1)	N/A	2.06	2.46	2.19	1.78

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and minority interest, fixed charges, amortization of capitalized interest and distributed income of equity investees less interest capitalized, income from equity investee and distributions to minority holders. Fixed charges consist of interest expense, capitalized interest, and the portion of rentals deemed to be interest. Earnings were not sufficient to cover fixed charges by approximately $167.9 million for the twelve months ended December 31, 2008.